Mail Stop 0409

      							April 18, 2005

Via U.S. Mail and Fax (941) 739-2078
Mr. Norman R. Dobiesz
Chairman and Chief Executive Officer
V-GPO, Inc.
2150 Whitfield Industrial Way
Sarasota, FL 34243

	RE:	V-GPO, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed March 30, 2005
		File No. 0-30101

Dear Mr. Dobiesz:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Item 3.  Legal Proceedings

1. In a supplemental response explain to us how you have evaluated each of the issues described here, as well as those described in Note
M to the financial statements, in accordance with SFAS 5. For example, you state that the potential $406,000 lawsuit related to a property lawsuit will not have a material adverse effect on the financial statements. Tell us whether the risk of loss is probable, reasonably possible or remote. We do not understand how a negative result to any of the outstanding lawsuits could not have a significant impact on your financial position and results of operations. Please revise to include disclosure within the liquidity section of MD&A and the footnotes to the financial statements on how your company intends to meet these potential financial obligations.

Consolidated Balance Sheet, page F-4

2. In a supplemental response, clarify to us how the software development costs relate to your current business of owning, operating, and managing healthcare facilities. It appears that these costs relate to a business that you have discontinued.

Note A - Summary of Significant Accounting Policies

Revenue Recognition, page F-9

3. In a supplemental response, clarify to us how your revenue recognition policies relate to your current business of owning, operating, and managing healthcare facilities. For example, what are the trusses that are built and shipped to customers? In your response clearly describe the business that you are currently in and the revenue recognition policies that you follow.

Note E - Related Party Transactions, page F-14

4. In a supplemental response explain to us your basis in GAAP for netting advances to and advances from related parties in your consolidated financial statements.

Note M - Commitments and Contingencies

Financing Commitment and Acquisitions, page F-20

5. In a supplemental response elaborate on the circumstances relating to the $275 million of bonds. Specifically explain how you have evaluated any potential contingency under SFAS 5. Also, clarify what steps you have initiated to have the bonds returned and cancelled, why the bonds were delivered without payment, whether there have been any other transactions with the purchaser(s), and why the disclosure in Item 6 implies that the bonds have not been issued if delivery has already occurred.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Bill Demarest, Staff Accountant, at (202)
824-
5539 or me at (202) 942-2813 if you have questions.

							Sincerely,



							Daniel Gordon
							Branch Chief


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Mr. Norman R. Dobiesz
V-GPO, Inc.
April 18, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE